Exhibit 99.1

ORIGIN AGRITECH LTD. September 2024 | NASDAQ: SEED

Forward Looking Statements & Disclaimers

ABOUT US | PROBLEM | SOLUTION | THE MARKET | STRATEGY | FINANCIALS | OUR TEAM | SUMMARY | CONTACT

Origin Agritech at a Glance

Origin Agritech is a leading agtech company in China, **specializing in the development and commercialization of genetically modified crops, advanced crop seeds, and agricultural solutions** to enhance crop yield and resilience.

Currently, we are specifically **focused on enhancing corn crop yields through production of nutritionally enhanced corn (NEC)** to achieve **our mission** of solving China's food security needs through industry leading technological innovations & socially responsible practices.

Ticker Symbol	NASDAQ: SEED
Total Market Cap	$17.8M USD
Share Price (Aug 1, 2024)	$2.78
52-Week Range	$1.37-6.38
Shares Outstanding	6.3M

HOW IT STARTED

- Founded in 1997
- Heritage in hybrid corn breeding
- R&D developing GMO seed traits & transgenic technology
- Collaborated with Chinese agricultural institutes to leverage their resources

WHERE WE ARE

- Large-scale commercial production of GMO seeds & NEC corn in 2024
- 3rd generation BT & GT GMO corn BBL2-2 has been granted Bio-Safety certificate in May 2024
- Drought resistance GMO corn in final stage of safety certificate approval

WHERE WE'RE GOING

- Gene editing to increase the speed of innovation
- Using leading tech to create corn varieties to meet customers' needs
- Future expansion from just seeds to a vertically integrated agritech company

3

NASDAQ: SEED 4 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Problem – Food Security & Climate Change Tough Mismatch Import Dependent Climate Change Inflation

NASDAQ: SEED 5 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Rapid Transition Expected with Gov’t GMO Corn Approval Despite having far fewer GMO corn acres than the US, China’s growth rate is increasing, while the US is in decline - 20 40 60 80 100 2022 2023 2024 百万 GMO Corn Acres Planted USA vs. China USA China 0.0% 20.0% 40.0% 60.0% 80.0% 100.0% 0 20 40 60 80 100 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 百万 Adoption of Genetically Engineered Corn Cops in the United States (1996-2024)1,2 Acres Harvested % of Planted Acres (HT Corn) % of Planted Acres (Bt Corn) Genetically engineered (GE) seed varieties were commercially introduced in the US in 1996. Adoption rates for these crops increased rapidly in the years that followed. China is set to see the same rapid growth that was experienced in the US with GMO varieties now being approved by the government. 1USDA2USDA

NASDAQ: SEED 6 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Origin is Set to Reap the Benefits If China’s GMO corn trend is anything like the USA’s, we are well positioned for success 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% - 10 20 30 40 50 60 70 80 90 2025E 2026E 2027E 2028E 2029E 百万 China’s Expected GMO Corn Acres / % of All Corn Planted (2025-2029) China GMO Corn Acres % of all corn planted

NASDAQ: SEED 7 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT China’s GMO Corn Growing Landscape Government GMO Corn Approval in February 2023 660k ACRES (4 million MU) • To be planted this year • 1% of the total corn harvest area • Likely 90% GMO within 5 years • Foreign companies not allowed to produce GMO corn in China • Origin’s GMO corn hybrids are in the national demo plot in 2024 and are ready for commercial production

NASDAQ: SEED 8 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Our Solution: Three Technology Pillars GERMPLASM GENE EDITING GMO TRAITS • Origin’s huge library of thriving hybrid corn varieties are the solid foundation for innovation • Huge competitive advantage vs. competition • Origin is a leading player in using gene editing to create innovative new corn varieties • Breakthrough technology significantly increases breeding efficiency • Origin has all of the major GMO traits integrated into its hybrid corn and is awaiting approval

NASDAQ: SEED 9 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Origin’s Germplasm Superiority Our 27 years of R&D on hybrid corn provide a huge competitive advantage GMO & GERMPLASM GO HAND-IN-HAND • GMO traits only modify a few genetic traits; the underlying seed variety needs to be of high quality to ensure a superior product IMPROVING REGULATORY ENVIRONMENT • Chinese regulators are strengthening IP protection to incentivize innovation in the agricultural industry, making Origin’s germplasm more commercially valuable VALIDATED TECHNOLOGY • 112 hybrids approved as new varieties in the last 27 years • 4,000 new hybrids being tested across major corn production regions in China each year • Origin’s hybrids cover all major production regions in China INCREASING NEED FOR ELITE HYBRIDS • Climate change has made and will continue to make the growing environment more challenging, exacerbating the need for elite corn hybrids

NASDAQ: SEED 10 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Germplasm Gene Mapping • 1037 elite Inbred Lines (100 DH derived lines) • ~80 new elite DH lines used in making R1 cross/year • 700 exotic germplasm sources. Includes: patent expired germplasm from, Euro and Chinese public germplasm. • Pipeline materials: 50,000. Includes: BCx, Fx, DHs, pop, in evaluation stage. HIGHLIGHTS

NASDAQ: SEED 11 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Origin is Creating More Resilient Crops The field performance of our BBL2-2 transgenic maize has been outstanding Non-genetically modified corn (Aoyu 510) BBL2-2 transgenic maize Aoyu 510

NASDAQ: SEED 12 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Our GMO Trait Portfolio Drought Resistance Origin’s drought resistant gene is the only one in China. Filed for biosafety certificate in May 2023. We expect approval in 2025. Herbicide and Insect Resistance The first and only triple stack GMO corn hybrid entering the national demo plot and ready for commercial production in 2023. Several elite commercial hybrids in the new variety approval process. Next generation triple stack trait includes two bt genes that not only resist lepidoptera but also resistant to coleoptera dichotoma, a major pest in Southern China. Approved for Bio-Safety certificate in May 2024. Phytase Corn Origin's Phytase corn GMO is the first GMO corn trait to receive biosafety certificate in 2009. Phytase is an enzyme that is added to corn feedstock so that livestock can absorb essential nutrients. The use of phytase corn should also reduce phosphate pollution caused by animal waste and excessive fertilizer use.

NASDAQ: SEED 13 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT This is the effect of nitrogen-efficiency inbred B73 vs. control samples

NASDAQ: SEED 14 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Major Milestone: Origin Receives GMO Safety Certificate for Triple Stack Maize Certification of transgenic maize, BBL2-2, containing two insect-resistant genes (Cry1Ab, Cry3Bb) and one herbicide-tolerance gene (Cp4-epsps): • Enhances agricultural productivity & sustainability • Provides effective pest management & reduces environmental impact • Advancement in gene editing with high-yield corn inbred line • Yield increase of over 50% in trials, pending biosafety assessment “ China Approves Gene-Edited Grain Crops in Food Security Push -May 2024 “ China approves first gene-edited wheat in step to open up GM tech to food crops -May 2024

NASDAQ: SEED 15 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Creating Compact Corn Using Gene Editing Technology Using one-step phylogenetic techniques, knocking out the lac1 gene can achieve intelligent plant type in maize plants, with a reduced angle between the upper leaves of the ear and no significant changes in the middle and lower parts of the ear. POLLINATION GENE EDITING

NASDAQ: SEED 16 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Using Gene Editing Tech to Create Corn w/ an Extended Growth Period Our gene editing technology is creating new corn materials with a delayed growth period to provide new ideas for improving silage corn. POLLINATION GENE EDITING INDUCTION LINE EXTENDED REPRODUCTIVE PERIOD

NASDAQ: SEED 17 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Using Gene Editing Tech to Obtain New Dwarf Corn Varietals The use of gene editing technology to create dwarf corn has shown significant effects, providing germplasm materials for the cultivation of high-density corn varieties POLLINATION GENE EDITING INDUCTION LINE EXTENDED REPRODUCTIVE PERIOD

NASDAQ: SEED 18 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Current GMO Corn Application Timeline GMO Corn Variety 2024 2025 2026 AOYU 64BF AOYU 63BF AOYU 728 LIYU 16 AOYU 966 AOYU 288 AOYU 510 Time of Application Expected Approval There are plenty more varieties in the pipeline

NASDAQ: SEED 19 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Origin’s Groundbreaking Gene-Editing Plant Breeding 2024 2022 2021 2016 2023

NASDAQ: SEED 20 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT NEC Supply Chain: Disrupting a $75B Industry Origin is the first example of a vertically integrated business model in the space… Eliminates the need for expensive additives in hog feed Doubles feedstock company margins No competition for the product Large market size in China 2x $75B Expanding to NEC Corn Production Dramatically Increases Market Size *Market size in billions of dollars $3.5 $4.6 $83.5 $417 HYBRID CORN SEED GMO CORN SEED CORN PRODUCTION FEED/FOOD INDUSTRY

NASDAQ: SEED 21 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Our Business Model Post Harvest/Storage New Hybrid Development Trade & Transport Field Grain Production Feed/Food Processing Industry o With innovation, we control more of the supply chain o We grow NEC corn, rather than simply sell seed o This increases both our revenue and profit potential The Origin Agritech Advantage

ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT

Established Production Facilities & Distribution Channels

Growing ~5,000 Acres of NEC in Xinjiang

- Grown by Origin's joint venture, Baodao Origin Agritech and Livestock Co. Ltd.

Expands Origin's Market Opportunity >20x

- 112 hybrids approved as new varieties in last 26 years
- 4,000 new hybrids being tested across major corn production regions in China each year
- Origin's hybrids cover all major production regions in China

Constructing 100,000 Ton Corn Drying Base

- Also in Xinjiang, with the $11.1 million investment being funded by our JV partner and local banks

In Negotiations for Similar Deals Nearby

- Our goal is to expand NEC production into all major corn growing regions across China's various provinces

NASDAQ: SEED
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NASDAQ: SEED 23 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Projected Revenue Growth for Key Revenue Drivers ￥53 ￥93 ￥105 ￥180 ￥295 ￥470 ￥670 ￥959 $- $15 $30 $45 $60 $75 $90 $105 $120 $135 ￥- ￥100 ￥200 ￥300 ￥400 ￥500 ￥600 ￥700 ￥800 ￥900 ￥1,000 2022 2023 2024E 2025E 2026E 2027E 2028E 2029E USD Equivalent (Millions) RMB (Millions) Total Revenue Revenue from GMO Revenue From NEC Revenue from hybrid seeds and other Assumptions: • In 5 years, China's GMO corn will account for 70% of the total corn planting area, about 400 million mu. Origin aims to have a 5% market share of about 20 million mu (GMO seed sale & IP granting). • Exchange rate $:￥:7.2622 (July 15) • GMO seeds sale begins to contribute revenue in 2025 • GMO IP granting business begins to contribute revenue in 2027

NASDAQ: SEED 24 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Recent Financial Performance 66.1 92 14.8 17.7 -1.0% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 9.0% 0 10 20 30 40 50 60 70 80 90 100 2023 2024 1H 2023-24 (RMB Millions) Revenue Gross Profit Operating Margin Net Margin

ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT

Comparable Chinese Firms w/ GMO Certificates



Current Valuation (RMB million yuan)
Beijing Dabeinong Biotechnology Co., Ltd
GMO Safety Certificate Approval: 2019
Longping Biotechnology (Hainan) Co., Ltd
GMO Safety Certificate Approval: 2023
Hangzhou Ruifeng Biotechnology Co., Ltd
GMO Safety Certificate Approval: 2021
Beijing Biotechnology Co., Ltd
GMO Safety Certificate Approval: 2022
Beijing Guofeng Shengke Biotechnology Co., Ltd
GMO Safety Certificate Approval: 2022
Origin
GMO Safety Certificate Approval: 2024
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NASDAQ: SEED
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NASDAQ: SEED 26 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Management & Key Personnel Weibin Yan CEO & Director Mr. Weibin Yan, CEO of Origin, brings extensive leadership experience in the agricultural and industrial sectors. He is the President of Hunan Xindaxin Group Ltd. He served as CEO and Vice Chairman of LPHT from 2004 to 2016 (000998.SZ) and was the principal founder and former Chairman of Ausnutria from 2003 to 2023 (1717.HK). He holds an MBA and a bachelor’s degree in Industrial and Foreign Trade from Hunan University. Mr. Yan has previously served as an independent director of Origin Agritech from 2017 to 2018. Patrick Cheng CFO & Director Mr. Cheng brings over three decades of expertise in corporate management, investment, and financial control. His career includes leadership roles in various industries such as natural resources, property investment, and banking. He has served as an Independent Non-Executive Director at Asiasec Properties Limited, Non-Executive Director and former Chairman at Affluent Partners Holdings Limited, Chairman of DeTai Energy Group Limited, and CEO & Executive Director at China Uptown Group Company Limited. Li Yang COO & Director Li Yang has held key directorships in several prominent Hong Kong-listed companies, including Executive Director and Former Chairman of Virtual Mind Holding, Executive Director of Asia Television Holdings, and Vice Chairman of both Leyou Technologies Holdings and China Best Group Holdings. His expertise spans natural resources, agriculture, and technology. Li's strong background in corporate governance, strategic planning, M&A, and operational management will be vital as Origin Agritech enhances its market presence and expands its innovative agricultural technologies. Dezhi Deng Head of Research Deng joined Origin in September 2008 and has since led the R&D team to establish key platforms for maize biotechnology, including genetic transformation, maize vitro embryo doubling, and gene editing. His leadership contributed to the development of insect-resistant and herbicide-tolerant genetically modified maize BBL2-2, which received a safety certificate in 2024. Deng's team also published groundbreaking work on maize gene editing in Nature Impurities. Over the past decade, he has led or participated in nearly ten major national and provincial-level projects and secured over 10 Chinese and PCT patents. Dr. Gengchen Han Chairman of the Board and Founder Dr. Gengchen Han, Chairman, has over 40 years of experience in seed research and business, especially corn. Dr. Han earned his Ph.D. in Plant Breeding and Cytogenetics from Iowa State University, worked at CIMMYT in Mexico, and Asia/pacific Region in Pioneer Hi-bred International from 1990 to 1996.

NASDAQ: SEED 27 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Key Strategic Alliances *More partnerships in the works! Henan Agricultura l University N atio nal Maize Impro vement Center China A gr icultur al University China Academy o f Agricultural S ciences

NASDAQ: SEED 28 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Why Invest in Origin Agritech? Nascent multi-billion dollar market for GMO corn Leader in gene editing Speeding up the pace of innovation and staying ahead of competitors Seeds -> Vertically Integrated Corn Company NEC corn to drive growth Harvesting 5,000 acres in Xinjiang GMO revenues to kick in Big growth driver Low-cost structure Should drive significant margin expansion & profitability US traded on NASDAQ Ticker: SEED Our company is built on solid fundamentals with a clear path to organic growth

NASDAQ: SEED 29 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT Origin’s elite hybrid corn (germplasm) Use gene editing to turn on & off genes to create what the customer wants (i.e. high protein) Integrate GMO traits into new varieties (herbicide & insect resistant) to make corn even better, with a higher yield We contract & grow the new NEC variety for the customer, including processing, drying & fulfilment (feedstock co. or hog farmer) Why Invest in Origin Agritech? We give our customers what they want

NASDAQ: SEED 30 ABOUT US PROBLEM SOLUTION THE MARKET STRATEGY FINANCIALS OUR TEAM SUMMARY CONTACT For Mandarin Speakers: Kate Lang +86 186.1839.3368 bing.lang@originseed.com.cn Matt Abenante, Strategic Investor Relations, LLC 347.947.2093 matthew@strategic-ir.com You’ve heard from us. we want to hear from you.